Exhibit 5

Dominion Resources, Inc.
P. O. Box 26532
Richmond, Virginia 23261

April 24, 1996


Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

With respect to the Registration Statement on Form S-3 of Dominion Resources, Inc. in connection with the registration of 6,000,000 shares of Common Stock, without par value (the Common Stock), which have been reserved for issuance pursuant to the Dominion Resources, Inc. Dividend reinvestment and stock purchase plan, Dominion Direct Investments ("Dominion Direct"), I am of the opinion that the 6,000,000 shares of Common Stock which are authorized for issuance under Dominion Direct, when issued or sold in accordance with the terms and provisions of Dominion Direct, will be duly authorized, legally issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

Very truly yours,

/s/THOMAS F. FARRELL, II, ESQ.
Thomas F. Farrell, II, Esq.
Vice President and General Counsel